Exhibit 99.1

High Tide Announces At-The-Market Facility of up to CAD$40,000,000 for Strategic Initiatives

CALGARY, AB, Dec. 6, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (NASDAQ: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets, is pleased to announce it has established an at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to CAD$40 million (or the equivalent in U.S. dollars) of common shares ("Common Shares") from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements. Any Common Shares sold through the ATM Program will be sold at prevailing market prices when issued (i) in ordinary brokers' transactions on the Nasdaq Capital Market ("Nasdaq") or another U.S. marketplace on which the Common Shares are listed, quoted or otherwise traded or (ii) in ordinary brokers' transactions on the TSX Venture Exchange ("TSXV"), or another Canadian marketplace on which the Common Shares are listed, quoted or otherwise traded. Since the Common Shares will be distributed at the prevailing market prices at the time of their sale or as otherwise permitted by law, prices may vary among purchasers and during the period of distribution.

High Tide Inc. December 6, 2021 (CNW Group/High Tide Inc.)

The Company will determine, at its sole discretion, the date, minimum price and maximum number of Common Shares to be sold under the ATM Program. The Common Shares will be distributed at the market prices prevailing at the time of each sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any Common Shares at any time during the term of the ATM Program.

The Company intends to use the net proceeds of the Offering, if any, and at the discretion of the Company, to fund two specific strategic initiatives it is currently developing, to support the growth and development of the Company's existing operations, funding future acquisitions as well as working capital and general corporate purposes. The Company will pay the Agents a cash fee up to 2% of the gross proceeds for Common Shares sold under the ATM Agreement and will reimburse certain expenses incurred by the Agents.

"I am pleased to announce the establishment of an ATM Program.  Keeping our balance sheet healthy is paramount for us.  As previously mentioned, we have cut our debt by more than half over the past 12 months.  Particularly considering our size and how active High Tide is, it is critical that we always have sufficient cash on hand to take advantage of any opportunities to create shareholder value," said Raj Grover, President and Chief Executive Officer of High Tide. "This ATM Program is a very low-cost tool for us and provides an opportunity to be flexible in our approach and potentially raise some capital if and as needed to fund two strategic initiatives we are working on in particular.  I look forward to sharing more regarding these initiatives in due course," added Mr. Grover.

Sales of Common Shares through the ATM Program will be made pursuant to the terms of an Equity Distribution Agreement dated December 3, 2021 entered into among the Company, ATB Capital Markets Inc. and ATB Capital Markets USA Inc. (the "Agents"). The ATM Program will be effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or the Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or the Agents.

Common Shares issued pursuant to the ATM Program will be issued pursuant to a prospectus supplement dated December 3, 2021 (the "Canadian Prospectus Supplement") to the Company's final base shelf prospectus dated April 22, 2021 filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated December 3, 2021 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated September 17, 2021 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and the Canadian Shelf Prospectus will be available for download from SEDAR at www.sedar.com, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement will be accessible via EDGAR on the SEC's website at www.sec.gov. Alternatively, any of the Agents participating in the ATM Program will arrange to send you these documents if you request it by contacting, in Canada or in the United States:

ATB Capital Markets, 66 Wellington Street West, Suite 3530, Toronto, ON M5K 1A1 or by telephone at (647) 776-8230, or by email at prospectus@atb.com

The Offering remains subject to conditional approval from the TSXV, and the Nasdaq has been notified of the Offering.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of the Common Shares in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 105 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and CBDcity.com, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking statements.

This press release contains forward-looking statements, including statements regarding the future offering of Common Shares pursuant to the ATM Program and the expected use of proceeds to be raised, if any. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to COVID-19, it's duration, effects and government responses thereto, the volume of Common Shares traded on the Nasdaq and TSXV over the period of the ATM Program and price and timing for any ATM Program share sales, issuance of Common Shares, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, fluctuations in foreign exchange rates, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position that are described in the Canadian Prospectus Supplement, the Canadian Shelf Prospectus, the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement, as well as in the Company's continuous disclosure filings available under the Company's SEDAR profile at www.sedar.com and under the Company's EDGAR profile at www.sec.gov. In addition, the effects and the impact of the COVID-19 outbreak, are unknown at this time and could cause actual results to differ materially from the forward-looking statements contained herein. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by law.

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SOURCE High Tide Inc.

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For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 08:00e 06-DEC-21